Exhibit 99.1

FOR RELEASE

Unitil Reports Year-end Earnings

HAMPTON, N.H., FEBRUARY 2, 2021 — Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced Net Income of $32.2 million, or $2.15 in Earnings Per Share, for the year ended December 31, 2020, a decrease of $12.0 million, or $0.82 per share, compared to 2019. In the first quarter of 2019, the Company recognized a one-time net gain of $9.8 million, or $0.66 per share, on the Company’s divestiture of its non-regulated business subsidiary, Usource. The Company’s earnings in 2020 reflect higher gas and electric sales margins and higher operating expenses. The Company estimates that warmer than normal weather negatively affected Net Income by approximately $3.1 million, or $0.20 per share, in 2020. Additionally, the Company estimates that the coronavirus pandemic negatively affected Net Income by approximately $1.4 million, or $0.09 per share, in 2020. The Company’s GAAP Gas and Electric Gross Margins were $92.8 million and $69.1 million, respectively, for 2020 including the impact on margins of the COVID-19 pandemic.

“While meeting the challenges of the COVID-19 pandemic, our Company achieved solid results both operationally and financially,” said Thomas P. Meissner, Jr., Unitil’s Chairman and Chief Executive Officer. “We continued to provide uninterrupted and exceptional service to our customers throughout the pandemic, as evidenced by our customer satisfaction rating of over 90%.”

Gas Adjusted Gross Margin (a non-GAAP measure1) was $122.6 million in 2020, an increase of $0.4 million compared to 2019. The increase was driven by higher rates of $5.1 million and customer growth of $1.8 million, largely offset by unfavorable effects of $4.4 million from lower sales due to warmer weather in 2020, and $2.1 million attributed to lower sales associated primarily with the economic slowdown caused by the coronavirus pandemic.

Gas therm sales decreased 7.5% in 2020 compared to 2019. The decrease in overall gas therm sales in the Company’s service areas reflects warmer weather in 2020 compared to 2019, as well as lower sales to Commercial and Industrial (C&I) customers, primarily in the second, third and fourth quarters, due to the economic slowdown caused by the coronavirus pandemic. These negative effects on 2020 gas therm sales were partially offset by customer growth. As of December 31, 2020, the number of gas customers served increased by 1,663, including seasonal accounts, over the previous year. Based on weather data collected in the Company’s gas service areas, there were 8.2% fewer Effective Degree Days (EDD) in 2020, on average, compared to 2019 and 8.0% fewer EDD compared to normal. The Company estimates that weather-normalized gas therm sales, excluding decoupled sales, were 1.6% lower in 2020 compared to 2019.

[1]

The accompanying Supplemental Information more fully describes the non-GAAP measures used in this press release and includes a reconciliation of the non-GAAP measures to what the Company’s management believes are the most comparable GAAP measures. The Supplemental Information also includes a discussion of the changes in the most comparable GAAP measures for the periods presented.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Electric Adjusted Gross Margin (a non-GAAP measure1) was $92.9 million in 2020, an increase of $1.0 million compared with 2019. The increase reflects higher rates of $1.4 million and the positive combined effect of customer growth and warmer summer weather of $0.4 million, partially offset by an unfavorable effect of $0.8 million attributed to the combined net effect of lower C&I sales and higher Residential sales associated with the coronavirus pandemic.

Electric kilowatt-hour (kWh) sales in 2020 were essentially on par with 2019. Sales to Residential customers increased 6.5% and sales to C&I customers decreased 4.5% in 2020 compared to 2019. The increase in sales to Residential customers reflects higher consumption by Residential customers due to the coronavirus pandemic and warmer summer weather in 2020 compared to 2019 which resulted in higher use of air conditioning, and customer growth. As of December 31, 2020, the number of electric customers served increased by 948 over the previous year. These positive effects on 2020 electric kWh sales were partially offset by the warmer winter weather in 2020 which adversely affected the usage of electricity for heating purposes. The decrease in sales to C&I customers reflects lower usage as a result of the economic slowdown caused by coronavirus pandemic, and the warmer winter weather in 2020, partially offset by customer growth. Based on weather data collected in the Company’s electric service areas, there were 37.9% more Cooling Degree Days in 2020, on average, compared to 2019.

Operation and Maintenance (O&M) expenses decreased $1.5 million in 2020 compared to 2019. The decrease includes $0.4 million of lower operating costs attributed to Usource operations incurred in the first quarter of 2019. The change in O&M expenses also reflects lower labor costs of $1.3 million, partially offset by higher utility operating costs of $0.2 million. The lower labor costs reflect lower employee benefit costs.

Depreciation and Amortization expense increased $2.5 million in 2020 compared to 2019, reflecting increased depreciation on higher levels of utility plant in service and higher amortization of software.

Taxes Other Than Income Taxes increased $1.2 million in 2020 compared to 2019, reflecting higher local property taxes on higher utility plant in service of $1.2 million as well as the absence in 2020 of $0.6 million in property tax abatements recognized in 2019. This increase was partially offset by lower payroll taxes in 2020 reflecting the recognition of $0.6 million of payroll tax credits associated with the CARES Act in 2020.

Interest Expense, Net increased $0.1 million in 2020 compared to 2019 reflecting higher levels of long-term debt, largely offset by lower rates on short-term debt and lower interest expense on regulatory liabilities.

Other Expense (Income), Net changed from income of $8.6 million in 2019 to expense of $5.2 million in 2020, a net change of $13.8 million. This change primarily reflects a pre-tax gain of $13.4 million on the Company’s divestiture of Usource in the first quarter of 2019 and $0.4 million of other costs in 2020.

Federal and State Income Taxes decreased $3.6 million in 2020 compared to 2019, primarily reflecting lower pre-tax earnings in the current period.

In 2020, Unitil’s annual common dividend was $1.50 per share, representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock. At its January 2021 meeting, the Unitil Corporation Board of Directors declared a quarterly dividend on the Company’s common stock of $0.38 per share, an increase of $0.005 per share on a quarterly basis, resulting in an increase in the effective annualized dividend rate to $1.52 per share from $1.50 per share.

The Company’s earnings are seasonal and are typically higher in the first and fourth quarters when customers use natural gas for heating purposes.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

The Company will hold a quarterly conference call to discuss fourth quarter and full year 2020 results on Tuesday, February 2, 2021, at 2:00 p.m. Eastern Time. This call is being webcast. This call, financial and other statistical information contained in the Company’s presentation on this call, and information required by Regulation G regarding non-GAAP financial measures can be accessed in the Investor Relations section of Unitil’s website, www.unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 107,100 electric customers and 85,600 natural gas customers. Other subsidiaries include Usource, Unitil’s non-regulated business segment, which the Company divested in the first quarter or 2019. For more information about our people, technologies, and community involvement please visit www.unitil.com.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: the COVID-19 pandemic, which could adversely impact the Company’s business, including by disrupting the Company’s employees’ and contractors’ ability to provide ongoing services to the Company, by reducing customer demand for electricity or natural gas, or by reducing the supply of electricity or natural gas; Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of, gas and electric energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy supply costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements.

For more information please contact:

Todd Diggins – Investor Relations	Alec O’Meara – Media Relations
Phone: 603-773-6504	Phone: 603-773-6404

Email: diggins@unitil.com	Email: omeara@unitil.com

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Selected financial data for 2020 and 2019 is presented in the following table:

Unitil Corporation – Condensed Consolidated Financial Data
(Millions, except Per Share data) (Unaudited)

	Twelve Months Ended December 31,
	2020	2019	Change
Gas Therm Sales:
Residential	44.7	48.0	(6.9%)
Commercial/Industrial	170.1	184.1	(7.6%)

Total Gas Therm Sales	214.8	232.1	(7.5%)

Electric kWh Sales:
Residential	690.6	648.2	6.5%
Commercial/Industrial	905.3	947.5	(4.5%)
Total Electric kWh Sales	1,595.9	1,595.7	—

Gas Revenues	$191.4	$203.4	$(12.0)
Cost of Gas Sales	68.8	81.2	(12.4)

Gas Adjusted Gross Margin	122.6	122.2	0.4

Electric Revenues	227.2	233.9	(6.7)
Cost of Electric Sales	134.3	142.0	(7.7)

Electric Adjusted Gross Margin	92.9	91.9	1.0

Other Revenues	—	0.9	(0.9)

Total Adjusted Gross Margin:	215.5	215.0	0.5

Operation & Maintenance Expenses	65.7	67.2	(1.5)
Depreciation & Amortization	54.5	52.0	2.5
Taxes Other Than Income Taxes	23.9	22.7	1.2
Other Expense (Income), Net	5.2	(8.6)	13.8
Interest Expense, Net	23.8	23.7	0.1

Income Before Income Taxes	42.4	58.0	(15.6)
Provision for Income Taxes	10.2	13.8	(3.6)

Net Income	$32.2	$44.2	$(12.0)

Earnings Per Share	$2.15	$2.97	$(0.82)

Supplemental Information

The Company analyzes operating results using Gas and Electric Adjusted Gross Margins, which are non-GAAP measures. Gas Adjusted Gross Margin is calculated as Total Gas Operating Revenue less Cost of Gas Sales. Electric Adjusted Gross Margin is calculated as Total Electric Operating Revenues less Cost of Electric Sales. The Company’s management believes Gas and Electric Adjusted Gross Margins provide useful information to investors regarding profitability. The Company’s management also believes Gas and Electric Adjusted Gross

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Margins are important measures to analyze revenue from the Company’s ongoing operations because the approved cost of gas and electric sales are tracked, reconciled and passed through directly to customers in gas and electric tariff rates, resulting in an equal and offsetting amount reflected in Total Gas and Electric Operating Revenue.

In the tables below the Company has reconciled Gas and Electric Adjusted Gross Margin to GAAP Gross Margin, which we believe to be the most comparable GAAP measure. GAAP Gross Margin is calculated as Revenue less Cost of Sales and Depreciation and Amortization. The Company calculates Gas and Electric Adjusted Gross Margin as Revenue less Cost of Sales. The Company believes excluding Depreciation and Amortization, which are period costs and not related to volumetric sales revenue, is a meaningful measure to inform investors of the Company’s profitability from gas and electric sales in the period.

Twelve Months Ended December 31, 2020 ($ millions)
			Non- Regulated
	Gas	Electric	and Other	Total
Total Operating Revenue	$191.4	$227.2	$—	$418.6
Less: Cost of Sales	(68.8)	(134.3)	—	(203.1)
Less: Depreciation and Amortization	(29.8)	(23.8)	(0.9)	(54.5)

GAAP Gross Margin	92.8	69.1	(0.9)	161.0
Depreciation and Amortization	29.8	23.8	0.9	54.5

Adjusted Gross Margin	$122.6	$92.9	$—	$215.5

Twelve Months Ended December 31, 2019 ($ millions)
			Non- Regulated
	Gas	Electric	and Other	Total
Total Operating Revenue	$203.4	$233.9	$0.9	$438.2
Less: Cost of Sales	(81.2)	(142.0)	—	(223.2)
Less: Depreciation and Amortization	(28.5)	(22.6)	(0.9)	(52.0)

GAAP Gross Margin	93.7	69.3	—	163.0
Depreciation and Amortization	28.5	22.6	0.9	52.0

Adjusted Gross Margin	$122.2	$91.9	$0.9	$215.0

Gas GAAP Gross Margin was $92.8 million in 2020, a decrease of $0.9 million compared to 2019. The decrease was driven by unfavorable effects of $4.4 million from lower sales due to warmer weather in 2020, and $2.1 million attributed to lower sales primarily associated with the economic slowdown caused by the coronavirus pandemic, and higher depreciation and amortization of $1.3 million, partially offset by higher rates of $5.1 million and customer growth of $1.8 million.

Electric GAAP Gross Margin was $69.1 million in 2020, a decrease of $0.2 million compared to 2019. The decrease reflects an unfavorable effect of $0.8 million attributed to the combined net effect of lower C&I sales and higher Residential sales associated with the coronavirus pandemic, and higher depreciation and amortization of $1.2 million, partially offset by higher rates of $1.4 million and the positive combined effect of customer growth and warmer summer weather of $0.4 million.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com